September 17, 2025

Jeffrey Guzy
Chief Financial Officer
CoJax Oil & Gas Corporation
4830 Line Ave., #152
Shreveport, Louisiana 71106

       Re: CoJax Oil & Gas Corporation
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed March 31, 2025
           File No. 000-56386
Dear Jeffrey Guzy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation